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                                                          July 23, 2001


Patrick Courtin, Chairman of the Board,
   Chief Executive Officer and President
Gensym Corporation
52 Second Avenue
Burlington, MA, 01581

Dear Mr. Courtin:

As discussed briefly on the telephone today, Rocket Software, Inc. proposes to negotiate a business combination with Gensym, as result of which Rocket (or its designee) will own all of the outstanding capital stock of Gensym. We intend that the acquisition be governed by a mutually acceptable merger agreement and other definitive agreements to be negotiated between Rocket (or its designee) and Gensym. The merger agreement will provide, among other things:

o Gensym will call a special meeting of its shareholders, at which Gensym will recommend to its shareholders that they approve a merger between Gensym and a subsidiary of Rocket. In the merger, shareholders (other than Rocket) will be paid $.80 per share in cash. The source of the funds for this will be Rocket's working capital. There will be no financing contingency. As a result of the merger, Gensym will become a subsidiary of Rocket.

o The merger agreement will contain customary terms and conditions, including among other things, representations, warranties, conditions and covenants applicable to Gensym regarding the business, operations, assets and liabilities (direct and contingent) and condition (financial and other) of Gensym and its subsidiaries, and terms and provisions relating to such other matters as Rocket may request; and the closing under the merger agreement will be subject to necessary third party and governmental consents and filings.

o        The closing must occur before October 31, 2001.

o At closing, Gensym must have cash and cash equivalents in an amount to be negotiated and satisfy a working capital test to be negotiated; must have incurred no indebtedness for borrowed money (except as contemplated below); and must not have experienced, in Rocket's judgment, any adverse change in its business, operations, assets and liabilities (direct and contingent), condition (financial and other) or prospects of Gensym and its subsidiaries;
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o        Prior to closing, Rocket (or its designee) and Gensym must have entered employment, non-competition and non-disclosure agreements with the management and technical employees of Gensym satisfactory to Buyer. Gensym will authorize Rocket to negotiate and enter such agreements.

In connection with the proposed merger and prior to its consummation, Rocket further proposes to provide a loan to Gensym in an amount to be determined based upon Gensym's projected needs. The proceeds of the loan will be available to pay off any outstanding indebtedness of Gensym to Silicon Valley Bank and for general working capital purposes. The loan will be secured by a lien on all the assets of Gensym, will mature on October 31, 2001 and will bear interest at an annual rate approximately equal to the effective rate of interest applicable to draws provided for under the existing credit agreement between Gensym and Silicon Valley Bank, which we understand to be $24%.

This letter sets forth Rocket's proposal regarding a potential loan and merger transactions, and does not create or give rise to any binding obligation on the part of any party. This letter does not describe all matters upon which agreement must be reached in order for the loan or merger transaction contemplated hereby to be consummated. The transactions are subject to the satisfactory completion of customary due diligence, to the successful negotiation and execution of definitive loan and merger documents, and to conditions customary in transactions of these types. We will coordinate all our due diligence activities with you and conduct such inquiries with appropriate discretion and sensitivity to your business relationships. We are prepared to conduct this due diligence promptly.

As you can appreciate, moving promptly on this offer will benefit both Rocket and Gensym. We hope the negotiation of a satisfactory arrangement can be accomplished in a relatively short period of time. We reserve the right to discontinue negotiations and withdraw the above proposal at any time, and in any event if not acted on by you by July 31, 2001.

                                            Very truly yours,

                                            Rocket Software, Inc



                                            Johan Magnusson, Chief
                                               Operating Officer